                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)(1)

                                PHOTOCOMM, INC.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                  719319-10-5
                                 (CUSIP Number)

                                 John D. Kuhns
                Chairman of the Board and Chief Executive Officer
                         The New World Power Corporation
                                 The Farmhouse
                               558 Lime Rock Road
                               Lime Rock, CT 06039
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 1, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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                                                               Page 2 of 9 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Persons:

         The New World Power Corporation, a Delaware corporation,
         I.R.S. Identification No. 52-1659436

(2)      Check the Appropriate Box if a member of a Group (See
         Instructions):

         (a)
         (b)


(3)       SEC Use Only:


(4)      Source of Funds (See Instructions):  Not applicable.

(5)      Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to items 2(d) or 2(e): /X/

(6)      Citizenship or Place of Organization: Delaware

Number of Shares          (7)     Sole Voting Power:       8,112,447
Beneficially Owned        (8)     Shared Voting Power:
By Each Reporting         (9)     Sole Dispositive Power:  8,112,447
Person With               (10)    Shared Dispositive Power:

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
          8,112,447

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

(13)      Percent of Class Represented by Amount in Row (11): 54.4%

(14)      Type of Reporting Person (See Instructions): CO
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                                                               Page 3 of 9 Pages

This Amendment No. 7 to Schedule 13D (the "Amendment") amends the Schedule 13D filed with respect to an event on November 10, 1993, as previously amended by Amendment No. 1 ("Amendment No. 1") filed with respect to an event on August 30, 1994; Amendment No. 2 ("Amendment No. 2") filed with respect to an event on October 19, 1994; Amendment No. 3 ("Amendment No. 3") filed with respect to an event on December 30, 1994; Amendment No. 4 ("Amendment No. 4") filed with respect to an event on February 10, 1995; Amendment No. 5 ("Amendment No. 5") filed with respect to an event on March 10, 1995; and Amendment No. 6 ("Amendment No. 6") filed with respect to an event on August 15, 1995 (collectively, the "Statement").

Item 1.  Security and Issuer.

     This Statement relates to the common stock, par value $0.10 per share (the "Common Stock") of Photocomm, Inc., an Arizona corporation (the "Issuer"), whose principal executive offices are located at 7681 East Gray Road, Scottsdale, Arizona 85260.

Item 2.  Identity and Background.

     This Amendment is being filed by The New World Power Corporation, a Delaware corporation ("New World"). The principal business of New World is the production and sale of electric power generated from renewable resources and the development and acquisition of large-scale renewable power generating projects. The address of its principal office is 558 Lime Rock Road, Lime Rock, Connecticut 06039.

     The name, business address, present principal occupation or employment and citizenship of each executive officer and director of New World are set forth on
Schedule 1 hereto.

     During the past five years, neither New World nor, to the knowledge of New World, any of the other persons named in Schedule 1 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that on June 6, 1995, the SEC issued an order against John D. Kuhns, Chairman of the Board and Chief Executive Officer of New World, to cease and desist from omitting or causing any violation of Section 13(d) or 16(a) of the Exchange Act, and Rules 13d-1,
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                                                               Page 4 of 9 Pages

13d-2, 16a-2 and 16a-3 thereunder. Mr. Kuhns consented to the entry of the order without admitting or denying the allegations therein.

Item 3. Source and Amount of Funds or Other Consideration.

     New World acquired beneficial ownership of the 8,112,447 shares of Common Stock reported in Item 5 below through the use of an aggregate of $4,709,375 of working capital and the exchange of an aggregate of 713,840 shares of common stock of New World.

Item 4. Purpose of Transaction.

     New World beneficially owns an aggregate of 8,112,447 shares of Common Stock, including 1,500,000 shares which New World has the right to acquire pursuant to currently exercisable options.

     The purpose of entering into these transactions was to acquire a majority of the voting power of the Issuer's capital stock. Control of a majority of the voting power of the issued and outstanding voting shares is generally required for a company to consolidate its financial statements with those of another company.

     Pursuant to a Stock Purchase Agreement, dated as of October 15, 1993, by and among New World, the Issuer, Westinghouse Electric Corporation ("Westinghouse"), Programmed Land, Inc. ("PLI") and Mr. Robert R. Kauffman, the Issuer's chief executive officer (the "Initial Purchase Agreement"), New World has the right to nominate directors to the Issuer's board of directors so that New World's representation on the Issuer's board of directors will be commensurate with its ownership of the Issuer's voting stock. PLI and Mr. Kauffman have agreed to vote their shares, and all shares for which the Issuer's management or board members hold proxies (including undesignated proxies) except as may otherwise be provided by shareholders submitting such proxies, for New World's designees to the Issuer's board. The Issuer currently has cumulative voting for the election of directors, which permits the holder of a share of its voting stock to cast the number of votes equal to the number of directors being elected. Such votes may be cast for one director or distributed among two or more directors. Three of the seven members of the current board of directors of the Issuer are representatives of New World.

     Other than as indicated herein, New World has no present plans or proposals which relate to or would result in any of the following (although New World reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the
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                                                               Page 5 of 9 Pages

Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any other material change in the Issuer's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

 Item 5.  Interest in Securities of the Issuer.

     On November 10, 1993, New World purchased 3,412,221 shares of Common Stock and acquired options for the purchase of 6,100,000 additional shares of Common Stock, all pursuant to the Initial Purchase Agreement.

     New World acquired an additional 2,160,226 shares of Common Stock on August 30, 1994.

     New World purchased an aggregate of 40,000 shares of Common Stock in the open market between August 31, 1994 and September 14, 1994 and acquired an additional 600,000 shares pursuant to a partial exercise of a stock option on September 30, 1994.

     On February 10, 1995, New World acquired 400,000 shares of Common Stock from PLI at a purchase price of $2.00 per share pursuant to a partial exercise of a stock option.

     On December 31, 1995, New World's purchase option for 2,600,000 shares of Common Stock at $2.50 per share expired pursuant to its terms.

     On January 1, 1996, the aggregate number of shares of Common Stock beneficially owned by New World was 8,112,447 (54.4% of the issued and outstanding shares of Common Stock), which includes 1,500,000 shares purchasable upon the exercise of the options
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                                                               Page 6 of 9 Pages

described in Item 4 above. New World has the sole power to vote and dispose of such shares, subject to a right of first refusal covering the shares acquired pursuant to the Initial Purchase Agreement and the terms of the Note Pledge Agreement described in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On December 30, 1994, New World pledged 2,900,000 shares of Common Stock to Sundial International Fund Limited, a Cayman Islands company limited by shares ("Sundial"), pursuant to a pledge agreement to secure New World's obligations under a guaranty agreement in favor of Sundial in respect to a $2.2 million promissory note due December 29, 1995 issued by one of New World's wholly-owned subsidiaries. This pledge agreement terminated pursuant to its terms and the shares were released from the security interest thereunder on December 22, 1995. Such shares remain subject to the pledge described in the following paragraph.

     On August 15, 1995, New World pledged 6,612,447 shares of Common Stock to the purchasers (the "Purchasers") of New World's 8% Convertible Subordinated Notes due July 31, 2000 (the "Notes") pursuant to a Pledge Agreement (the "Note Pledge Agreement") to secure New World's obligations under the Notes. During the term of the Note Pledge Agreement, New World retains sole voting power over the pledged stock so long as no event of default occurs under the Note Pledge Agreement.

     Except as described herein, to the knowledge of New World, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Schedule 1 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or holding or proxies.

Item 7.  Material to be Filed as Exhibits.

     A. Stock Purchase Agreement, dated as of October 15, 1993, by and among New World, the Issuer, Westinghouse, PLI and Mr. Kauffman (submitted with the initial filing).

     B. Voting Agreement, dated as of October 7, 1994, by and between New World and Mr. Kauffman (submitted with Amendment No. 2).
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                                                               Page 7 of 9 Pages

     C. First Amendment to Voting Agreement, dated as of December 30, 1994, by and between New World and Mr. Kauffman (submitted with Amendment No. 3).

     D. Stock Pledge Agreement, dated as of December 30, 1994, by and among New World, Sundial and Gilmartin, Poster & Shafto, as escrow holder (submitted with Amendment No. 3).

     E. Option Extension Agreement, dated as of December 30, 1994, by and between New World and PLI (submitted with Amendment No. 3).

     F. Stock Pledge Agreement, dated as of March 10, 1995, by and among New World, J.A. Jones Construction Company and Control y Aplicaciones Mexicana, S.A. (submitted with Amendment No. 5).

     G. Pledge Agreement, dated as of August 15, 1995, by and between New World and Robert Fleming & Co. Ltd., as agent (submitted with Amendment No.
        6).
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                                                               Page 8 of 9 Pages

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                 THE NEW WORLD POWER CORPORATION

Dated:  January 10, 1996                         By:/s/ Anthony J. Baratta, Jr.
                                                    ----------------------------
                                                    Anthony J. Baratta, Jr.
                                                    Executive Vice President &
                                                    Chief Financial Officer
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                                                               Page 9 of 9 Pages

       Schedule 1 - Certain Information Regarding Each Executive
                        Officer and Director of New World

                Item 2. Identity and Background (Cont'd)

--------------------------------------------------------------------------------------------------------------------
                                                             Position with New World
                                                             and Principal Occupation
          Name          Business Address                           or Employment                     Citizenship
          ----          ----------------                     ------------------------                -----------
 John D. Kuhns          The New World Power                  Chairman of the Board and a             United States
                          Corporation                        Director of New World
                        558 Lime Rock Road
                        Lime Rock, CT  06039

 Robert W. MacDonald    William E. Simon & Sons              Vice Chairman and a Director of New     United States
                        10990 Wilshire Boulevard             World, and a managing director of
                        Suite 1750                           William E. Simon & Sons, a merchant
                        Los Angeles, CA  90024               banking firm


 Anthony J. Baratta,    The New World Power                  Executive Vice President and Chief      United States
 Jr.                      Corporation                        Financial Officer
                        558 Lime Rock Road
                        Lime Rock, CT  06039

 Gerald Cummins         Mancum Graphics                      Director of New World and private       United States
                        1270 Broadway, Room 803              investor
                        New York, NY  10001-3211

 Nazir Memon, M.D.      504 North Harvard Avenue             Director of New World and a             United States
                        Ventnor, NJ  08406                   pulmonologist in private practice

 Herbert L. Oakes,      Oakes, Fitzwilliams &                Director of New World and a             United States
 Jr.                      Co. Limited                        managing director of Oakes
                        Byron House                          Fitzwilliams & Co., Limited, an
                        7-9 St. James's Street               investment banking firm
                        London SW1A 1EE, England

 Lucien Ruby            Quest Ventures                       Director of New World, and Managing     United States
                        126 South Park                       General Partner of Quest Ventures,
                        San Francisco, CA  94107             a venture capital firm